SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                (Amendment No. 26)

                    Under the Securities Exchange Act of 1934

                            Morgan Stanley Group Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   617446 10 9
                                   -----------
                                 (CUSIP Number)

                             Jonathan M. Clark, Esq.
                            Morgan Stanley Group Inc.
                                  1585 Broadway
                               New York, NY 10036
                            Telephone: (212) 761-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 617446109

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                Each of the Reporting Persons described herein.
        ------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
|x|      (a)    (Applies to each Reporting Person described herein)
             -------------------------------------------------------------------
|_|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Sources of Funds (See Instructions)
                OO  (Applies to each Reporting Person described herein)
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         |_|   (Applies to each Reporting Person described herein)
             -------------------------------------------------------------------

(6)      Citizenship or Place of Organization  As described herein.
                                               ---------------------------------

Number of        (7)   Sole Voting Power          0
                                               ---------------------------------
Shares                (Applies to each Reporting Person described herein)
                      ----------------------------------------------------------
Beneficially     (8)   Shared Voting Power        0
                                               ---------------------------------
Owned by              (Applies to each Reporting Person described herein)
                      ----------------------------------------------------------
Each             (9)   Sole Dispositive Power     0
                                               ---------------------------------
Reporting             (Applies to each Reporting Person described herein)
                      ----------------------------------------------------------
Person           (10)  Shared Dispositive Power   0
                                               ---------------------------------
With                  (Applies to each Reporting Person described herein)
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person     0
                                                                     -----------
                      (Applies to each Reporting Person described herein)
        ------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          |_|      (Applies to each Reporting Person described herein)
        ------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
        No shares of Common Stock, par value $1.00 per share, of Morgan Stanley Group Inc. remain outstanding.
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)           IN
                      (Applies to each Reporting Person described herein)
        ------------------------------------------------------------------------

                  This Amendment No. 26 amends Amendment No. 25 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 4, 1997 (as so amended, the "Schedule 13D") by the persons named on the cover sheets thereto and Appendix A thereto (the "Amendment No. 25 Reporting Persons") with respect to the shares of Common Stock, par value $1.00 per share (the "Company Common Stock"), of Morgan Stanley Group Inc. (the "Company").

                  This Amendment No. 26 is filed with respect to the Company Common Stock on behalf of those Amendment No. 25 Reporting Persons who, immediately prior to the date hereof, beneficially owned shares of Company Common Stock subject to the voting and any disposition restrictions set forth in
(1) the employee Stockholders' Agreement and/or any of the Plan Agreements or
(2) the MAS Agreements, all as described in Item 6 of the Schedule 13D, to which such persons are party (the "Reporting Persons"). The cover sheets and Appendix A to the Schedule 13D provide the name, citizenship and aggregate amount beneficially held by each such Reporting Person.

                  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

"Item 5.          Interest in Securities of the Issuer.

         Items (7) - (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference.

         The merger (the "Merger") of the Company with and into Dean Witter, Discover & Co. ("Dean Witter Discover") was consummated on May 31, 1997. As a result of the Merger, no shares of Company Common Stock remain outstanding. Each issued and outstanding share of Company Common Stock, subject to certain exceptions, was converted into 1.65 shares of Common Stock, par value $0.01 per share, of Dean Witter Discover, which was renamed as of the effective time of the Merger to `Morgan Stanley, Dean Witter, Discover & Co.'"

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 1997

                                               By:  /s/ Martin M. Cohen
                                                    -----------------------
                                                    Martin M. Cohen
                                                    Attorney-in-Fact